UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 21, 2022 (Registration No. 333-268501), as amended, and the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 16, 2023 (Registration No. 333-275602), as amended, the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on August 13, 2024 (Registration No. 333-281518).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects in Connection with the Unaudited Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023

F-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board

F-3